FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Rousseau, Franck	2. Issuer Name and Ticker or Trading Symbol Triangle Pharmaceuticals, Inc. (VIRS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) c/o Triangle Pharmaceuticals, Inc. 4611 University Drive, 4 University Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/23/03
(Street) Durham, NC 27707		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/23/03		D		3,436	D	$6.00	0(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (rights to buy)	$15.75	1/23/03		D			99,000	3/31/01	3/30/07	Common Stock	99,000		0	D
Stock Options (rights to buy)	$23.625	1/23/03		D			18,362	6/24/01	6/23/07	Common Stock	18,362		0	D
Stock Options (rights to buy)	$17.50	1/23/03		D			2,058	12/31/98	1/6/08	Common Stock	2,058		0	D
Stock Options (rights to buy)	$16.00	1/23/03		D			10,000	5/15/02	5/14/08	Common Stock	10,000		0	D
Stock Options (rights to buy)	$11.125	1/23/03		D			13,000	11/24/02	11/23/08	Common Stock	13,000		0	D
Stock Options (rights to buy)	$13.406	1/23/03		D			2,237	12/31/99	1/28/09	Common Stock	2,237		0	D
Stock Options (rights to buy)	$16.25	1/23/03		D			2,986	(2)	6/24/09	Common Stock	2,986		0	D
Stock Options (rights to buy)	$13.25	1/23/03		D			30,000	(2)	12/15/09	Common Stock	30,000		0	D
Stock Options (rights to buy)	$5.813	1/23/03		D			20,000	5/23/02	5/22/10	Common Stock	20,000		0	D
Stock Options (rights to buy)	$5.563	1/23/03		D			15,000	(2)	12/18/10	Common Stock	15,000		0	D
Stock Options (rights to buy)	$2.55	1/23/03		D			10,001	(3)	8/12/11	Common Stock	10,001		0	D
Stock Options (rights to buy)	$3.60	1/23/03		D			50,000	(2)	12/16/11	Common Stock	50,000		0	D
Stock Options (rights to buy)	$5.14	1/23/03		D			175,000	(4)	2/26/12	Common Stock	175,000		0	D
Stock Options (rights to buy)	$2.92	1/23/03		D			100,000	(2)	8/4/12	Common Stock	100,000		0	D
Stock Options (rights to buy)	$2.92	1/23/03		D			150,000	(5)	8/4/12	Common Stock	150,000		0	D
Stock Options (rights to buy)	$5.88	1/23/03		D			30,000	(2)	12/18/12	Common Stock	30,000		0	D

Explanation of Responses:

(1) Includes 3,436 shares of Common Stock acquired in 2003 under Triangle Pharmaceuticals, Inc.'s Employee Stock Purchase Plan.
(2) The options vest and become exercisable as follows: 25% on the first anniversary of the date of grant, and the remaining 75% thereafter in a series of 36 equal monthly installments.
(3) The options vest and become exercisable as follows: 50% on the first anniversary of the date of grant, and the remaining 50% on the second anniversary of the date of grant. If either the NDA or MAA (applications for marketing approval in the US and Europe) for any of the Corporation's drug candidates receive approval in the United States or Europe prior to August 13, 2003, each outstanding option shall automatically accelerate so that each option shall, as of the date of marketing approval, become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock.
(4) The options vest and become exercisable as follows: 25% become exercisable after the completion of one year of service measured from the date of grant and the remainder become exercisable in equal monthly installments for thirty-six months thereafter (the "Standard Vesting Schedule"); provided, however: (i) upon the filing (i.e., acceptance for review by the FDA) of an NDA (application for marketing approval in the US) for Coviracil® (emtricitabine) for the treatment of HIV on or before December 31, 2002, 25% of the Options shall automatically accelerate and become fully exercisable as of the date of the acceptance of the NDA for review by the FDA; and (ii) upon the approval of the NDA for Coviracil® (emtricitabine) for the treatment of HIV on or before December 31, 2003, an additional 25% of the Options shall automatically accelerate and become fully exercisable as of the date of marketing approval, if such options had not already become exercisable under the Standard Vesting Schedule.
(5) The options vest and become exercisable as follows: 25% on August 5, 2003, and the remaining 75% thereafter in a series of 36 equal monthly installments.

By: /s/ Franck Rousseau Franck Rousseau **Signature of Reporting Person	1/27/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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